UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


--------------------------------------------------------------------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                   April 2007

                                Barclays PLC and
                               Barclays Bank PLC
                             (Names of Registrants)

                               1 Churchill Place
                                London E14 5HP
                                    England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                           Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


--------------------------------------------------------------------------------


This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.



--------------------------------------------------------------------------------


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     BARCLAYS PLC
                                                     (Registrant)

Date: April 02, 2007                              By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)


Date:  April 02, 2007                             By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary




                                 EXHIBIT INDEX


1)  Blocklisting Interim Review dated 01 March 2007
2)  Blocklisting Interim Review dated 01 March 2007
3)  Blocklisting Interim Review dated 01 March 2007
4)  Blocklisting Interim Review dated 01 March 2007
5)  Blocklisting Interim Review dated 01 March 2007
6)  Director/PDMR Shareholding dated 02 March 2007
7)  Partial Repurchase dated 02 March 2007
8)  Director/PDMR Shareholding dated 06 March 2007
9)  Absa Directorate Change dated 07 March 2007
10) Partial Repurchase dated 08 March 2007
11) Director/PDMR Shareholding dated 09 March 2007
12) Full Redemption dated 13 March 2007
13) Director/PDMR Shareholding dated 13 March 2007
14) Full Redemption dated 13 March 2007
15) Partial Repurchase dated 14 March 2007
16) Partial Repurchase dated 14 March 2007
17) Full Redemption dated 15 March 2007
18) Full Redemption dated 15 March 2007
19) Director/PDMR Shareholding dated 16 March 2007
20) Partial Repurchase dated 20 March 2007
21) Holding(s) in Company dated 20 March 2007
22) Director/PDMR Shareholding dated 20 March 2007
23) Statement re Enron dated 20 March 2007
24) Publication of Final Terms dated 23 March 2007
25) Director/PDMR Shareholding dated 26 March 2007
26) Total Voting Rights dated 30 March 2007

EXHIBIT 1

                        BLOCK LISTING SIX MONTHLY RETURN


Information provided on this form must be typed or printed electronically.


To: The FSA


Date: __1 March 2007__



Name of applicant:         Barclays PLC

Name of scheme:            Renewed 1986 Executive Share Option Scheme

Period of return:          From: 10.07.06   To: 31.12.06

Balance under scheme       1,092,924 Ordinary Shares of 0.25p each
from previous return:

The amount by which the
block scheme has been
increased, if the scheme
has been increased since
the date of the last
return:                    0

Number of securities       217,650 Ordinary Shares of 0.25p each
issued/allotted under
scheme during period:

Balance under scheme       875,274 Ordinary Shares of 0.25p each
not yet issued/allotted
at end of period

Number and class of        600,000 Ordinary Shares of GBP1 on 06.10.99
securities originally      750,000 Ordinary Shares of GBP1 on 09.11.01
listed and the date of     2,340,300 Ordinary Shares of 0.25p each on 29.04.02
admission                  2,000,000 Ordinary Shares of 0.25p each on 12.11.03
                           500,000 Ordinary Shares of 0.25p each on 31.08.05
                           1,000,000 Ordinary Shares of 0.25p each on 28.11.05
                           700,000 Ordinary Shares of 0.25p each on 06.03.06

Total number of
securities in issue at
the end of the period      6,534,698,021

Name of contact:                     Marie Smith
Address of contact:                  1 Churchill Place, London E14 5HP
Telephone number of contact:         020 7116 2907


SIGNED BY ______________________________________________
Director/company secretary/suitably experienced employee/duly authorised officer, for and on behalf of


_Barclays PLC______________________________________________
Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

EXHIBIT 2


                        BLOCK LISTING SIX MONTHLY RETURN


Information provided on this form must be typed or printed electronically.


To: The FSA


Date: __1 March____2007__


Name of applicant:         Barclays PLC

Name of scheme:            Barclays Incentive Share Option Plan

Period of return:          From: 10.07.06   To: 31.12.06

Balance under scheme       322,774 Ordinary Shares of 0.25p each
from previous return:

The amount by which        12,500,000 Ordinary Shares of 0.25p each on 21.01.05
the block scheme
has been increased,
if the scheme has been
increased since the
date of the last return:

Number of securities       9,079,846 Ordinary Shares of 0.25p each
issued/allotted under
scheme during period:

Balance under scheme       3,742,928 Ordinary Shares of 0.25p each
not yet issued/allotted
at end of period

Number and class of        600,000 Ordinary Shares of GBP1 on 06.10.99
securities originally      750,000 Ordinary Shares of GBP1 on 09.11.01
listed and the date of     2,340,300 Ordinary Shares of 0.25p each on 29.04.02
admission                  2,000,000 Ordinary Shares of 0.25p each on 10.07.03
                           2,500,000 Ordinary Shares of 0.25p each on 22.07.04
                           2,000,000 Ordinary Shares of 0.25p each on 04.11.04
                           500,000 Ordinary Shares of 0.25p each on 16.08.05
                           2,000,000 Ordinary Shares of 0.25p each on 31.08.05
                           5,000,000 Ordinary Shares of 0.25p each on 28.11.05
                           14,000,000 Ordinary Shares of 0.25p each on 06.03.06
                           2,500,000 Ordinary Shares of 0.25p each on 09.08.06
                           10,000,000 Ordinary Shares of 0.25p each on 27.10.06

Total number of
securities in issue at
the end of the period      6,534,698,021

Name of contact:                     Marie Smith
Address of contact:                  1 Churchill Place, London E14 5HP
Telephone number of contact:         020 7116 2907



SIGNED BY ______________________________________________
Director/company secretary/suitably experienced employee/duly authorised officer, for and on behalf of

_Barclays PLC______________________________________________
Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

EXHIBIT 3


                        BLOCK LISTING SIX MONTHLY RETURN


Information provided on this form must be typed or printed electronically.


To: The FSA

Date: __1 March 2007__

AVS No: 458240

Name of applicant:          Barclays PLC

Name of scheme:             Woolwich SAYE Share Option Scheme

Period of return:           From: 10.07.06   To: 31.12.06

Balance under scheme        808,581 Ordinary Shares of 0.25p each
from previous return:

The amount by which the
block scheme has been
increased, if the scheme
has been increased since
the date of the last
return:                     0

Number of securities
issued/allotted under
scheme during period:       0

Balance under scheme not    808,581 Ordinary Shares of 0.25p each
yet issued/allotted at
end of period

Number and class of         500,000 Ordinary Shares of GBP1 on 26.10.00
securities originally       1,822,748 Ordinary Shares of 0.25p each on 29.04.02
listed and the date of
admission

Total number of
securities in issue at
the end of the period       6,534,698,021

Name of contact:                     Marie Smith
Address of contact:                  1 Churchill Place, London E14 5HP
Telephone number of contact:         020 7116 2907


SIGNED BY ______________________________________________
Director/company secretary/suitably experienced employee/duly authorised officer, for and on behalf of

_Barclays PLC______________________________________________
Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

EXHIBIT 4



                        BLOCK LISTING SIX MONTHLY RETURN


Information provided on this form must be typed or printed electronically.


To: The FSA

Date: __1 March 2007__


Name of applicant:         Barclays PLC

Name of scheme:            Woolwich Executive Share Option Plan (ESOP)

Period of return:          From: 10.07.06   To: 31.12.06

Balance under scheme       725,988 Ordinary Shares of 0.25p each
from previous return:

The amount by which the
block scheme has been
increased, if the scheme
has been increased since
the date of the last
return:                    0

Number of securities       163,336 Ordinary Shares of 0.25p each
issued/allotted under
scheme during period:

Balance under scheme not   562,652 Ordinary Shares of 0.25p each
yet issued/allotted at
end of period

Number and class of        600,000 Ordinary Shares of GBP1 on 06.10.99
securities originally      750,000 Ordinary Shares of GBP1 on 09.11.01
listed and the date of     2,340,300 Ordinary Shares of 0.25p each on 29.04.02
admission                  2,000,000 Ordinary Shares of 0.25p each on 10.07.03
                           5,000,000 Ordinary Shares of 0.25p each on 12.11.03
                           500,000 Ordinary Shares of 0.25p each on 31.08.05
                           500,000 Ordinary Shares of 0.25p each on 28.11.05
                           250,000 Ordinary Shares of 0.25p each on 06.03.06

Total number of
securities in issue at
the end of the
period                     6,534,698,021

Name of contact:                     Marie Smith
Address of contact:                  1 Churchill Place, London E14 5HP
Telephone number of contact:         020 7116 2907


SIGNED BY ______________________________________________
Director/company secretary/suitably experienced employee/duly authorised officer, for and on behalf of

_Barclays PLC______________________________________________
Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

EXHIBIT 5

                        BLOCK LISTING SIX MONTHLY RETURN


Information provided on this form must be typed or printed electronically.


To: The FSA


Date: __1 March __2007__

Name of applicant:         Barclays PLC

Name of scheme:            Renewed 1981 & 1991 SAYE Share Option Scheme
Period of return:          From: 10.07.06   To: 31.12.06

Balance under scheme
from previous return:      4,299,425 Ordinary Shares of 0.25p each

The amount by which the
block scheme has been
increased, if the
scheme has been
increased since the
date of the last
return:                    20,000,000 Ordinary Shares of 0.25p each

Number of securities       16,334,531 Ordinary Shares of 0.25p each
issued/allotted under
scheme during period:

Balance under scheme       7,964,894 Ordinary Shares of 0.25p each
not yet issued/allotted
at end of period

Number and class of        9,000,000 Ordinary Shares of GBP1 on 26.10.00
securities originally      9,000,000 Ordinary Shares of GBP1 on 09.11.01
listed and the date        7,334,244 Ordinary Shares of 0.25p each on 29.04.02
of admission               20,000,000 Ordinary Shares of 0.25p each on 05.11.02
                           25,000,000 Ordinary Shares of 0.25p each on 10.07.03
                           3,000,000 Ordinary Shares of 0.25p each on 22.09.03
                           25,000,000 Ordinary Shares of 0.25p each on 22.07.04
                           25,000,000 Ordinary Shares of 0.25p each on 28.10.05
                           20,000,000 Ordinary Shares of 0.25p each on 27.10.06

Total number of
securities in issue at
the end of the period      6,534,698,021

Name of contact:                     Marie Smith
Address of contact:                  1 Churchill Place, London E14 5HP
Telephone number of contact:         020 7116 2907


SIGNED BY ______________________________________________
Director/company secretary/suitably experienced employee/duly authorised officer, for and on behalf of

_Barclays PLC______________________________________________
Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

EXHIBIT 6

                                                                    2 March 2007


          Director/PDMR shareholding: Disclosure and Transparency Rules
                          3.1.4R(1)(a) and 3.1.4R(1)(b)


Mr J S Varley, a Director of Barclays PLC ("the Company"), notified the Company on 1 March 2007 that, on 1 March 2007, he had exercised Sharesave options over 4,096 ordinary shares in the Company at a price of 411.00p per share.

The revised total shareholding for Mr Varley following this transaction is 379,182 ordinary shares.

EXHIBIT 7



Barclays PLC
Barclays - ISIN XS0247512873   - Maturity Date 17 May 2045
                               - Nominal BRL 18,865,000 Please be


advised that the above issue has been repurchased for BRL 4,100,000 on 23 February 2007. The outstanding balance will therefore be BRL 14,765,000


Please amend your records accordingly.



EXHIBIT 8

                                                                    6 March 2007



          Director/PDMR shareholding: Disclosure and Transparency Rules
                          3.1.4R(1)(a) and 3.1.4R(1)(b)


The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS Trust") notified Barclays PLC ("the Company") on 5 March 2007 that it had between 27 February 2007 and 28 February 2007 exercised its discretion and released a total of 45,821 ordinary shares in Barclays PLC and between 26 February 2007 and 2 March 2007 it purchased 22,664,616 ordinary shares in Barclays PLC at an average price of 729.25 pence per share. None of the shares released were in respect of an award made to a director of Barclays PLC.

Following these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 203,764,684 ordinary shares in Barclays PLC. The executive directors of Barclays PLC are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

EXHIBIT 9

ABSA GROUP LIMITED                         ABSA BANK LIMITED
(Incorporated in the                       (Incorporated in the
Republic of South Africa)                  Republic of South Africa)
(Registration number: 1986/003934/06)      (Registration number: 1986/004794/06)
ISIN: ZAE000067237                         ISIN: ZAE000079810
JSE share code: ASA                        JSE share code: ABSP
Issuer code: AMAGB                         (Absa Bank)
(Absa, Absa Group or the Group)


      PROF. GILL MARCUS APPOINTED TO SUCCEED DR. DANIE CRONJE AS INDEPENDENT
                    CHAIRPERSON OF ABSA GROUP AND ABSA BANK


Absa Group and Absa Bank announce the following changes to their boards.

Prof. Gill Marcus has been selected by the Absa board to succeed Dr. Danie Cronje as chair of Absa Group and Absa Bank. Her appointment will be effective from 1 July 2007, subject to regulatory approval. Dr. Cronje will step down as chairman on 1 July 2007, but will remain as a director of Absa Group and Absa Bank until the end of July, to facilitate a smooth handover.

Prof. Marcus is former Deputy Minister of Finance and former Deputy Governor of the South African Reserve Bank. She is currently Executive Chairperson of Western Areas Limited and Professor in Policy, Leadership and Gender Studies at the Gordon Institute of Business Science (GIBS).

The appointment of Prof. Marcus follows an announcement by Absa in April 2006 that Dr. Cronje had informed the respective boards of his decision to retire as chairman and a director of the Group and the Bank. Absa announced at the time that it had initiated a process to select a successor to Dr. Cronje and that the new chairperson would be an independent appointment. Dr. Cronje will continue to sit on the board of Barclays PLC.

Enquiries
Danie Cronje
Group chairman
(+2711) 350-4235
e-Mail: dcronje@absa.co.za

Issued by:
Jacques Badenhorst
Head: Investor Relations
Absa Group Limited
4th floor, Absa Towers East, 170 Main Street, Johannesburg
Tel: (+2711) 350-4061 Fax: (+2711) 350-6487
e-Mail: jacques.badenhorst@absa.co.za

Lead sponsor:
Merrill Lynch South Africa (Proprietary) Limited
Co-sponsor:
Absa Capital - Corporate Finance, a division of Absa Bank Limited

Barclays PLC
For further information, please contact:

Investor Relations                    Media Relations
Mark Merson/James Johnson             Jason Nisse/Alistair Smith
+44 (0) 20 7166 5752/2927             +44 (0) 20 7116 6223/6132

Johannesburg
7 March 2007

EXHIBIT 10


013fBarclays Bank PLC



                    Barclays ISIN XS0248523853 - Series 5891

                           - Maturity Date 17 May 2045

                             - Nominal BRL 4,130,000

Please be advised that the above issue has been repurchased for BRL 1,200,000 on 23 February 2007.

The outstanding balance will therefore be BRL 2,930,000.

Please amend your records accordingly.

EXHIBIT 11


                                                                    9 March 2007



          Director/PDMR shareholding: Disclosure and Transparency Rules
                          3.1.4R(1)(a) and 3.1.4R(1)(b)



1. The trustee of the Barclays Group Sharepurchase Plan ("the Plan"), an HM Revenue and Customs approved all-employee share plan, informed Barclays PLC ("the Company") on 8 March 2007 that it had on 7 March 2007 purchased, and now held as bare trustee of the Plan, the following ordinary shares in the capital of the Company for the following directors/Persons Discharging Managerial Responsibility (PDMRs) at a price of 717.00p per share:

    Director/PDMR         Number of Shares
    Mr G A Hoffman        17
    Mr J S Varley         17

    The Plan includes Matching Shares provided by the Company on a 1:1 basis up to the first GBP600 per annum invested by the participant under the Plan. The number of shares purchased on 7 March 2007 for each director/PDMR above includes any Matching Shares.

    The revised total shareholding for each director following these transactions is as follows:

    Director             Beneficial Holding         Non Beneficial
                                                    Holding

    Mr G A Hoffman       319,236                    -
    Mr J S Varley        379,199                    -

    In addition to these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 203,764,684 ordinary shares in the Company. The executive directors of the Company are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the ordinary shares in the Company held in them.


2. Mr Robert E Diamond Jr, a director of the Company notified the Company on 9 March 2007 that, on 7 March 2007, he transferred 100 ordinary shares in the Company as a gift for nil consideration. The revised total shareholding for Mr Diamond following the transaction is 2,731,482 ordinary shares.

EXHIBIT 12

                                                                   13 March 2007


                                Barclays Bank PLC
          Barclays redeems GBP300,000,000 Floating Rate Subordinated Notes due 2012 (the "Notes")
                                ISIN: XS0074095679

Barclays Bank PLC announced today, 13 March 2007, that in accordance with an option to redeem conferred by the terms of the Notes, it redeemed the Notes in whole on 12 March 2007.

The Notes will be cancelled and there are no further Notes outstanding.

EXHIBIT 13

                                                                   13 March 2007



          Director/PDMR shareholding: Disclosure and Transparency Rules
                          3.1.4R(1)(a) and 3.1.4R(1)(b)


1. The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS Trust") notified Barclays PLC ("the Company") on 12 March 2007 that it had between 5 March 2007 and 7 March 2007 exercised its discretion and released a total of 56,062 ordinary shares in Barclays PLC and between 5 March 2007 and 9 March 2007 it purchased 11,911,210 ordinary shares in Barclays PLC at an average price of 711.23 pence per share. None of the shares released were in respect of an award made to a director of Barclays PLC.

2. The independent trustee of the Barclays Group (PSP) Employees' Benefit Trust (the "PSP Trust") notified the Company on 12 March 2007 that it had on 9 March 2007 exercised its discretion and purchased a total of 475,528 ordinary shares in Barclays PLC at a price of 736.00 pence per share.

3. The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust notified Barclays PLC ("the Company") on 12 March that it had on 7 March 2007 exercised its discretion and released a total of 49,119 ordinary shares in the Company to Mr G A Hoffman, a Director of the Company, as follows:

    Share Scheme     Shares released     Shares sold on         Shares
                     to Director         behalf of Director     retained by
                                                                Director

    ESAS 1998        18,538              7,601                  10,937
    ESAS 2001        30,581              12,539                 18,042


    The revised total shareholding for Mr Hoffman following these transactions is 348,215 ordinary shares.

Following these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 216,095,360 ordinary shares in Barclays PLC. The executive directors of Barclays PLC are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

EXHIBIT 14
                                                                  13 March 2007


                                Barclays Bank PLC
          Barclays redeems GBP300,000,000 Floating Rate Subordinated Notes due 2012 (the "Notes")
                                ISIN: XS0074095679

Barclays Bank PLC announced today, 13 March 2007, that in accordance with an option to redeem conferred by the terms of the Notes, it redeemed the Notes in whole on 12 March 2007.

The Notes will be cancelled and there are no further Notes outstanding.

EXHIBIT 15


013fBarclays Bank PLC

Barclays Bank Series S049 ISIN XS0249213520-

                     Maturity Date 23 Mar 07 - GBP 5,142,000

Please be advised the following issue has been repurchased fo GBP 5,000 on 08 Mar 07.

The outstanding balance will therefore be GBP 5,137,000.

Please amend your records accordingly.

EXHIBIT 16

BARCLAYS BANK PLC

Barclays Bank Series 7363 ISIN XS0271073206-

                    Maturity Date 25 Apr 08 - EUR 12,900,000

Please be advised the following issue has been repurchased for EUR 600,000 & EUR 150,000 on 08 Mar 07.

The outstanding balance will therefore be EUR 12,150,000.





EXHIBIT 17

                                                                   15 March 2007

                                Barclays Bank PLC
     Barclays redeems GBP44,000,000 Callable Subordinated Floating Rate Notes
                          due March 2012 (the "Notes")
                               ISIN: XS0144725255

Barclays Bank PLC announced today, 15 March 2007, that in accordance with an option to redeem conferred by the terms of the Notes, it redeemed the Notes in whole on 14 March 2007.

The Notes will be cancelled and there are no further Notes outstanding.

EXHIBIT 18
                                                                   15 March 2007

                                Barclays Bank PLC
     Barclays redeems GBP44,000,000 Callable Subordinated Floating Rate Notes
                          due March 2012 (the "Notes")
                               ISIN: XS0144725255

Barclays Bank PLC announced today, 15 March 2007, that in accordance with an option to redeem conferred by the terms of the Notes, it redeemed the Notes in whole on 14 March 2007.

The Notes will be cancelled and there are no further Notes outstanding.

EXHIBIT 19

                                                                   16 March 2007



          Director/PDMR Shareholding: Disclosure and Transparency Rules
                          3.1.4R(1)(a) and 3.1.4R(1)(b)


1. The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS Trust") notified the Company on 15 March 2007 that it had on 13 March 2007 exercised its discretion and purchased a total of 12,043,281 ordinary shares in Barclays PLC at an average price of 719.14p per share and on 13 March 2007 released a total of 27,438,156 ordinary shares in Barclays PLC to participants in the Executive Share Award Scheme ("ESAS"). The shares were released following provisional allocations made by the trustee over Barclays PLC ordinary shares to participants in the ESAS. Of these shares, the following were released to directors and PDMRs of Barclays PLC:

    Directors           Shares           Shares sold on          Price per    Shares retained
    /PDMRS              released         behalf of               share        by Director/PDMR
                        to Director/     directors to
                        PDMRs            satisfy withholding
                                         liabilities

    Mr N Kheraj         285,459          117,039                 715.25       168,420
    Mr RE Diamond Jr    1,179,477        499,026                 715.25       680,451
    Mr GA Hoffman       20,954           8,592                   715.25       12,362
    Mr JS Varley        35,693           14,635                  715.25       21,058
    Mr P Idzik          180,417          73,972                  715.25       106,445


2. The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS Trust") notified the Company on 15 March 2007 that it had on 13 March 2007 granted rights in the form of nil cost options to the directors and PDMRs of Barclays PLC listed below under the Barclays PLC Executive Share Award Scheme ("ESAS"), to acquire ordinary shares in Barclays PLC. The ESAS options are exercisable from grant until 5 March 2009 and are granted over a proportion of shares which were originally provisionally allocated by the trustee under ESAS on 5 March 2004 to the directors and PDMRs listed below.

    The number of shares under option includes an additional number of shares which have been accrued in respect of dividends received by the trustee since March 2004. The total exercise price payable on any exercise of an ESAS option is GBP1.

    Director            Number of shares granted under option to Directors/PDMRs

    Mr GA Hoffman       33,854
    Mr N Kheraj         210,557
    Mr JS Varley        39,220


The revised total shareholding for each director following these transactions is as follows:

Director                Beneficial Holding

Mr N Kheraj             311,062
Mr RE Diamond Jr        3,411,933
Mr GA Hoffman           360,577
Mr JS Varley            400,257


3.  The independent trustee of the Barclays Group (PSP) Employees' Benefit
    Trust (the "PSP Trust") notified the Company on 15 March 2007 that it had on 13 March 2007 exercised its discretion and purchased a total of 8,312,808 ordinary shares in Barclays PLC.


Following these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 209,013,293 ordinary shares in Barclays PLC. The executive directors of Barclays are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

EXHIBIT 20


Barclays Bank PLC

Barclays Bank Series S049 ISIN XS0249213520 -

                     Maturity Date 23 Mar 07 - GBP 5,173,000

Please be advised that the above issue has been repurchased for GBP 31,000 on 28 Feb 07.

The outstanding balance will therefore be GBP 5,142,000

Please amend your records accordingly.

EXHIBIT 21

BARCLAYS PLC


Notification of Major Interests in Shares



TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES



1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:


Barclays PLC



2. Reason for the notification (please tick the appropriate box or boxes):


Notification under DTR Sourcebook


3. Full name of person(s) subject to the notification obligation:


Lloyds TSB Group plc


4. Full name of shareholders(s) (if different from 3.):



5. Date of the transaction and date on which the threshold is crossed or reached:


N/A


6. Date on which the issuer notified:


N/A


7. Thresholds(s) that is/are crossed or reached:


N/A


8. Notified Details:


8. A: Voting rights attached to shares


Class/type of shares

Ord GBP 25p

GB0031348658


Situation previous to the Triggering transaction

Number of shares             Number of Voting Rights

N/A                          N/A


Resulting situation after the triggering transaction


Number of shares         Number of Voting Rights         % of voting rights


Direct         Direct         Indirect             Direct         Indirect

115,517,454   115,517,454     228,437,740          1.766          3.493


8. B: Financial Instruments



TOTAL (A+B)

Number of voting rights                     % of voting rights

343,955,194                                 5.259%


9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:


Proxy Voting:


10. Name of proxy holder:


11. Number of voting rights proxy holder will cease to hold:


12. Date on which proxy holder will cease to hold voting rights:


13. Additional information:



Contact name for enquiries:


Lawrence Dickinson

Company Secretary

0207 116 8099

20 March 2007

EXHIBIT 22


                                                                   20 March 2007


 Director/PDMR shareholding: Disclosure and Transparency Rules 3.1.4R(1)(a) and
                                  3.1.4R(1)(b)


The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS Trust") notified Barclays PLC ("the Company") on 19 March 2007 that it had between 14 March 2007 and 16 March 2007 exercised its discretion and released a total of 168,604 ordinary shares in Barclays PLC. None of the shares released were in respect of an award made to a director of Barclays PLC.


Following these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 208,844,689 ordinary shares in Barclays PLC. The executive directors of Barclays PLC are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

EXHIBIT 23

                                                                 20th March 2007

                                  BARCLAYS PLC

In the Enron class action litigation that has been pending against Barclays in Houston since 2002 (commonly known as the Newby litigation), The United States Court of Appeals for the 5th Circuit yesterday issued an order reversing the district court's ruling that the case against Barclays and two other financial institutions could properly proceed. The Court of Appeals held that because no proper claim against Barclays and the others had been alleged by the plaintiffs, the case could not proceed against them. The plaintiffs have said they will likely seek further appellate review of this decision, including by the United States Supreme Court.

                                    - ENDS -


Contacts:
Media Enquiries                           Investor Enquiries
Stephen Whitehead/Alistair Smith          Mark Merson/James S Johnson
Tel: +44 (0) 20 7116 6060/6132            Tel: +44 (0) 20 7116 5752/2927


About Barclays
Barclays Bank PLC is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services. We are one of the largest financial services companies in the world by market capitalisation. With over 300 years of history and expertise in banking, Barclays operates in over 60 countries and employs around 120,000 people, we move, lend, invest and protect money for over 25 million customers and clients worldwide. For further information about Barclays PLC please visit our website www.barclays.com.


Forward-looking statements
This document contains certain forward-looking statements within the meaning of
Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of Barclays plans and its current goals and expectations relating to its future financial condition and performance, in particular with respect to Barclays Capital. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as 'aim', 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding Barclays future financial position, income growth, impairment charges, business strategy, projected levels of growth in the banking and financial markets, projected costs, estimates of capital expenditures, and plans and objectives for future operations.


By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, global as well as US economic and business conditions, market related risks such as changes in interest rates and exchange rates, the policies and actions of governmental and regulatory authorities, changes in legislation, and the impact of competition - a number of which factors are beyond Barclays control. As a result, Barclays actual future results may differ materially from the plans, goals, and expectations set forth in Barclays forward-looking statements. Any forward-looking statements made by or on behalf of Barclays speak only as of the date they are made. Barclays does not undertake to update forward-looking statements to reflect any changes in Barclays expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has filed or may file with the SEC.

EXHIBIT 24


Publication of Final Terms

The following final terms has been approved by the UK Listing Authority and is available for viewing:



Final Terms in relation to Barclays Bank PLC's issue of U.S.$1,500,000,000 Floating Rate Subordinated Step-Up Callable Notes due 2017 under the Barclays Bank PLC GBP20,000,000,000 Debt Issuance Programme



To view the full document, please paste the following URL into the address bar of your browser.


http://www.rns-pdf.londonstockexchange.com/rns/5881t_-2007-3-23.pdf


For further information, please contact

Barclays Treasury
1 Churchill Place
Canary Wharf
London  E14 5HP


DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus dated 8 June 2006 for the Barclays Bank PLC GBP20,000,000,000 Debt Issuance Programme) only and is not intended for use and should not be relied upon by any person outside these countries. Prior to relying on the information contained in the Final Terms you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or any relevant securities laws of any state of the United States and are subject to U.S. tax law requirements. Subject to certain exceptions, the Notes may not be offered, sold or delivered in the United States or to or for the account or benefit of U.S. persons, as such terms are defined in Regulation S under the Securities Act.

Your right to access this service is conditional upon complying with the above requirement.

EXHIBIT 25

                                                                   26 March 2007


 Director/PDMR shareholding: Disclosure and Transparency Rules 3.1.4R(1)(a) and
                                  3.1.4R(1)(b)


1. Following a recommendation made by Barclays PLC ("the Company") on the 20 February 2007, the independent trustee of the Barclays Group (PSP) Employees' Benefit Trust (the "PSP Trust") notified the Company on 26 March 2007 that on 22 March 2007 it had resolved to grant the following awards under PSP to Directors of the Company:

Director              Allocation of performance      Maximum number potentially
                      shares (a)                     releasable

Robert E Diamond Jr                     934,516                       2,803,548
Gary Hoffman                             85,266                         255,798
Frederik Seegers                        136,426                         409,278
John Varley                             163,710                         491,130


Note:

(a) Under PSP, awards are granted as a provisional allocation and do not give rise to any entitlement to the shares. At the third anniversary, shares may be released by the trustee subject to performance conditions being satisfied.

The effective date of the grant of the awards was 21 March 2007 and the calculation of the initial award allocation was based on a share price of GBP7.33, which was the average price paid for the Company's shares by the trustee between 20 February 2007 and 12 March 2007. No consideration was paid for the grant of any award.

2. The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS Trust") notified the Company on 26 March 2007 that it had between 19 March 2007 and 23 March 2007 exercised its discretion and released a total of 215,502 ordinary shares in the Company and between 19 March 2007 and 23 March 2007 it purchased 17,744 ordinary shares in the Company at an average price of 733 pence per share. None of the shares released were in respect of an award made to a Director of the Company.

   Following these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 208,646,931 ordinary shares in the Company. The executive Directors of the Company are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Company's ordinary shares held in them.

EXHIBIT 26

                                                                   30 March 2007


                    Barclays PLC - Voting Rights and Capital

In conformity with the Disclosure and Transparency Rules, Barclays PLC's issued share capital consists of 6,539,680,096 ordinary shares with voting rights and 875,000 staff shares with voting rights as at 21 March 2007. There are no ordinary shares held in Treasury.

Therefore, the total number of voting rights in Barclays PLC is 6,540,555,096.

The above figure (6,540,555,096) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FSA's Disclosure and Transparency Rules.